FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated February 14, 2017

TRANSLATION
Autonomous City of Buenos Aires, February 14, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Relevant Information

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the of the Buenos Aires Stock Exchange Regulations.

In this regard, please be informed that we have received a copy of the note sent to MetroGAS S.A. ("MetroGAS") from the National Gas Regulatory Authority (Ente Nacional Regulador del Gas), which requests the shareholder structure of MetroGAS be adapted in accordance with the term established in the Emergency Law (Ley de Emergencia) No. 25.561 and in compliance with Article 34 of Law 24.076. To that effect, it should be recalled that YPF S.A. ("YPF") indirectly acquired a 70% participating interest in MetroGAS, an operation that was authorized by Resolution ENARGAS No. I/2566 dated April 19, 2013, as reported on May 3, 2013 and, after the merger with YPF Inversora Energética S.A. and Gas Argentino S.A., is the equity holder of 70% of the shares of MetroGAS.

YPF informs that, in addition to complying with current regulations in this area and having all the necessary governmental authorizations, it will analyze the background of the aforementioned requirement and, based on this, will adopt the necessary actions to defend its interests and those of its shareholders.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 14, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer